SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                       __________________________________

                  For the fiscal year ended December 31, 2003

                          Commission File Number 0-692

                      NORTHWESTERN CORPORATION 401(K) PLAN

                            NORTHWESTERN CORPORATION
                             125 SOUTH DAKOTA AVENUE
                              SIOUX FALLS, SD 57104


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                                TABLE OF CONTENTS


Report of Independent Registered Public Accounting Firm                      3

Financial Statements

   Statement of Net Assets Available for Benefits,                           4
     December 31, 2003 and 2002

   Statement of Changes in Net Assets Available for Benefits                 5
     Years Ended December 31, 2003 and 2002

Notes to Financial Statements                                                6

Supplemental Schedule:

   Schedule of Assets (Held at End of Year),
     December 31, 2003                                                      10

Consent of Independent Registered Public Accounting Firm (Exhibit 23.1)     12


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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Trustees and Participants of
NorthWestern Corporation 401(k) Plan


We have audited the accompanying statements of net assets available for benefits of the NorthWestern Corporation 401(k) Plan (the "Plan") as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Deloitte and Touche LLP
June 11, 2004

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NORTHWESTERN CORPORATION 401(k) plan


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

                                                     2003               2002

ASSETS:
  Investments, at fair value:
   Mutual funds                                 $26,504,263         $22,759,064
   Common stock                                       4,533             683,760
   Participant loans                                729,545             780,487
                                                -----------         -----------
    Total investments at fair value              27,238,341          24,223,311

  Contributions receivable:
   Employee                                               -             109,331
   Employer                                               -              31,674
                                                -----------         -----------
                                                          -             141,005

  Cash and cash equivalents                               -              75,391
  Pending transactions                                    -             (75,856)
  Accrued interest and dividends                          -               1,918
                                                -----------         -----------
NET ASSETS AVAILABLE FOR BENEFITS               $27,238,341         $24,365,769
                                                ===========         ===========

See notes to financial statements.

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NORTHWESTERN CORPORATION 401(k) plan


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

                                                     2003               2002
ADDITIONS:
  Employee contributions                         $1,736,402          $1,864,817
  Employer contributions                            667,309             653,806
  Rollovers                                          71,494              20,664
  Interest and dividends                            442,231             620,555
                                                -----------         -----------
    Total additions                               2,917,436           3,159,842

DEDUCTIONS:
  Payments to participants                       (3,711,669)         (2,999,795)

NET APPRECIATION/(DEPRECIATION) IN FAIR VALUE
   OF INVESTMENTS                                 3,666,805          (4,593,826)
                                                -----------         -----------

       Net increase/(decrease)                    2,872,572          (4,433,779)

NET ASSETS AVAILABLE FOR BENEFITS AT
  BEGINNING OF YEAR                              24,365,769          28,799,548
                                                -----------         -----------
NET ASSETS AVAILABLE FOR BENEFITS AT
  END OF YEAR                                   $27,238,341         $24,365,769
                                                ===========         ===========

See notes to financial statements.

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NORTHWESTERN CORPORATION 401(k) plan


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

1.   DESCRIPTION OF THE PLAN
--------------------------------------------------------------------------------

     The NorthWestern Corporation 401(k) Plan (the "Plan") is a defined contribution plan sponsored and administrated by NorthWestern Corporation (the "Company"). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

     Eligibility - Any employee shall be eligible to participate in the Plan as of the earliest to occur of: (a) the first day of the month coincident with or next following the date of commencement of employment with the Company if such employee is scheduled to complete at least 1,000 hours of service during the plan year, (b) the date the employee is first scheduled to complete at least 1,000 hours of service during a plan year following employment with the Company, and (c) the employee's completion of 1,000 hours of service during a plan year.

     Contributions - The Plan allows employees to contribute to the Plan through payroll deductions between 1% and 20% of their compensation not to exceed the maximum limit set by law. Employees are 100% vested in their account immediately upon their effective date of participation. An employee or former employee whose employment or reemployment with the Company commences on or after November 1, 1998 shall automatically become a participant in the Plan and shall have entered into a salary reduction agreement with the Company that provides for elective contributions in an amount equal to 1% of their compensation until modified or revoked.

     The Company will contribute an amount equal to the participant's contribution up to 1% of the participant's defined compensation, plus 50% of the participant's contribution to the Plan between 2% and 6% of compensation.

     Recordkeeper and Custodian - Boston Safe Deposit and Trust Company ("Mellon") is the participant recordkeeper and custodian of the Plan's net assets.

     Distributions - Distributions to participants represent the amounts paid to withdrawing participants in single lump-sum amounts or installments as long as their account balance is over $5,000. Participants with account balances under $5,000 are automatically paid out in the form of a lump-sum payment. These distributions are paid upon the participant's death, retirement, disability, or termination of employment. Distributions also include payments to participants electing to receive a hardship distribution. Early withdrawals may be currently subject to an additional tax by the Internal Revenue Service.

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     Plan Amendment and Termination - Although it has not expressed any intent to do so, the Company has the right under the plan agreement to amend or terminate the Plan. In the event of termination of the Plan, each participant is fully vested and the assets of the Plan shall be distributed to the participants.

     Plan Expenses - The Company pays all plan expenses with the exception of loan fees which are paid by participants through a reduction in loan proceeds.

2.   SIGNIFICANT ACCOUNTING POLICIES

     Accounting Method - The accounting records of the Plan are maintained on the accrual basis.

     Investments - Investments are recorded at fair value as determined by the custodian.

     Unrealized appreciation (depreciation) represents the change during the year in the difference between fair value and the original cost of investments and is included in net appreciation (depreciation) in fair value of investments in the statements of changes in net assets available for benefits.

     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

     Use of Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

3.   INVESTMENTS

     Amounts contributed to the Plan may be invested in any of 14 investment options selected by the participants including an option to invest in NorthWestern Corporation common stock.

     Participants have the option of selling their shares of NorthWestern Corporation common stock and investing the funds in any of the other investment options available.

     The current value of individual investments that represent 5% or more of the Plan's net assets is as follows for the year ended December 31:

                                                         Current Value
                                                 ----------------------------
                                                     2003           2002

     Dreyfus Mid Cap Value Fund                 $1,414,817       $        -
     Dreyfus Cash Management                     4,589,888        6,163,531
     Vanguard Bond Index Fund                    2,662,796        2,947,446
     Dodge & Cox Stable Fund                     8,460,457        6,307,100

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     Wells Fargo Large Company Growth Fund       3,932,295        2,869,214
     Wasatch Small Cap Growth Fund               2,839,033        2,048,989


     During 2003, the Plan's investments (including realized gains and losses) appreciated in value by $3,666,805 as follows:

     NorthWestern Corporation common stock     $ (646,119)
     Mutual funds                               4,312,924
                                                ---------
                                               $3,666,805
                                               ==========

4.   LOANS TO PARTICIPANTS

     Participants may borrow from their total account balance a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their total account balance. At December 31, 2003 and 2002 loans outstanding were $729,545 and $780,487, respectively, with interest rates ranging from 5.00% to 11.5% and 5.25% to 11.5%, respectively. All loans must have a definite repayment period not to exceed five years. However, if the loan is used to acquire a principal residence, the loan may be repaid over a ten-year period of time.

5.   INCOME TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated May 23, 2002 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Company believes the Plan is currently designed and being operated in compliance with the IRC and the Plan is tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.   PARTY-IN-INTEREST TRANSACTIONS

     The Plan has investments in NorthWestern Corporation common stock and in mutual funds affiliated with the custodian. These transactions qualify as exempt party-in-interest transactions.

7.   RISKS AND UNCERTAINTIES

     The Plan provides for investment in a variety of investment funds and NorthWestern Corporation common stock. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

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8.   CORPORATE BANKRUPTCY

     On September 14, 2003, the Company sought protection from its creditors through a Chapter 11 bankruptcy filing in the United States Bankruptcy Court for the District of Delaware.

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NORTHWESTERN CORPORATION 401(k) plan
(EMPLOYER IDENTIFICATION NUMBER:  46-0172280) (PLAN NUMBER:  003)

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (Held At End of Year)
DECEMBER 31, 2003
--------------------------------------------------------------------------------
                                               Historical              Current
           Investment                             Cost                  Value

TBC Pooled Liquidity Fund                          **                 $     77
NorthWestern Corporation common stock*             **                    4,533
Dreyfus Cash Management*                           **                4,589,888
Vanguard Fixed Income Short Term Corporate Fund    **                  236,799
Vanguard Bond Index Fund                           **                2,662,796
Vanguard Institutional Index Fund                  **                  505,152
Dodge & Cox Stable Fund                            **                8,460,457
Wells Fargo Large Company Growth Fund              **                3,932,295
Dreyfus Mid Cap Value Fund*                        **                1,414,817
Putnam Vista Fund                                  **                  216,359
United Asset Management ICM Small Company Fund     **                  772,583
Wasatch Small Cap Growth Fund                      **                2,839,033
Dreyfus Growth and Value International Fund*       **                  705,593
Putnam International Growth Fund                   **                  168,414
Participant loans (interest from 5.00% to 11.5%
  and maturity dates ranging from Jan 2004
  through Dec 2013)*                               **                  729,545
                                                                   ------------
                                                                   $27,238,341
                                                                   ============
*     Known party-in-interest
**   Historical cost is omitted for participant-directed investments

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Pursuant to the requirements of the Securities Exchange Act of 1934, the
Employee Benefits Administration Committee of NorthWestern Corporation has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                 NORTHWESTERN CORPORATION 401(K) PLAN



Date:  June 28, 2004             By /s/ Gary G. Drook
                                    Chief Executive Officer


Date:  June 28, 2004             By /s/ Roger P. Schrum
                                    Vice President - Human Resources
                                    and Communications

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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in Registration Statement No. 333-56401 of NorthWestern Corporation (a Delaware corporation) and subsidiaries on Form S-8 of our report dated June 11, 2004, relating to the financial statements of the NorthWestern Corporation 401(k) Retirement Plan for the year ended December 31, 2003, appearing in this Annual Report on Form 11-K.



/s/ Deloitte and Touche LLP
Minneapolis, Minnesota
June 23, 2004

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